

The Harvest

 A COPEACE IMPACT REPORT

2020





Hello, friends of CoPeace and Do-Gooders
WELCOME TO OUR 2020 FORCE FOR GOOD IMPACT REPORT

ABOUT COPEACE

Founded by Dr. Craig Jonas, a passionate, knowledgeable, and driven entrepreneur, CoPeace was established from a desire to leave the world a better place for our children by using business as a force for good. We provide affordable and direct investment options, giving our community an opportunity to put your money where your future is. Invest in causes you believe in, earn financial returns, and strategically plan with purpose (without sacrificing profits).

Our holding company model makes it simple to invest with confidence, knowing our team of analysts verifies the financial viability, and environmental and social impact of all CoPeace companies. We bring together complementary organizations that can work together and amplify each others' growth.



From inception, we knew we wanted CoPeace to be built on creating a positive environmental and social impact, so we became a Certified-B Corporation and a Public Benefit Company (PBC). B Corps meet the highest standards of verified performance, public transparency, and legal accountability to balance profit and purpose. PBCs are for-profit entities that allow for public benefit to be a charter purpose — as well as maximizing profits for shareholders. We're thrilled to be part of the movement to accelerate a global shift to redefine success in business and build a more inclusive and sustainable economy.



Executives
Staff & Contractors
Board Members
Advisors

WHO WE ARE — A PEOPLE-FIRST MODEL

Our team is made up of a diverse mix of passionate individuals who have decades of experience in entrepreneurship, finance, investing, business relations, marketing, community relations, and technology. We're all committed to the same goal — reducing wealth inequality and building wealth for future generations, based on supporting causes that benefit humanity and our planet.

We designed our business model around employee ownership. All employees hold stock in the company. This is one of the ways we walk the walk… it's important to us to put our energy where our values are.

BY THE NUMBERS



14   **12**

TEAM GENDER

- Female & noncisgender
- Male



4   **4**

BOARD GENDER

- Female & noncisgender
- Male



6   **1**   **13**   **6**

GENERATIONS

- Baby Boomers
- Generation X
- Millennials
- Generation Z

OUR TEAM IN 2020

Since its inception, CoPeace has operated as a fully-remote company with the goal of providing all staff members with workplace flexibility, while keeping administrative costs low and allowing us to reduce travel, in alignment with our climate control goals.

We work with an extended team, including contractors, to provide expertise in areas of public relations, marketing, copywriting, sales, social media, and investment strategy.



CoPeace staff were given a paid day off to vote on Nov. 3, 2020 for Election Day and were encouraged to take the day off



This year, we blocked out several meeting-free weeks, including Thanksgiving and winter holidays



Regular working hours are flexible to meet the needs of our staff, and we're supportive of finding work-life balance



The number of staff members who gave blood during the COVID-19 pandemic



CoPeace upgraded their employee medical benefits to provide a more comprehensive healthcare plan in 2021.

GROWING OUR COMPANY — SUPPORTING OUR TEAM



In 2020, the Board of Directors approved 401(k) plan for CoPeace Employees. The 401(k) plan was instituted to attract and retain top talent and encourage team members to plan responsibly for the future. We are pleased to announce that our plan had 100% participation by the CoPeace team in 2020. To further encourage employee participation the CoPeace 401(k) matches employee contributions up to 4.5% of salaries. The investment options range from fully managed portfolios designed to meet individual retirement investment objectives to custom options with employees making their own fund choices. Additionally, the plan includes two ESG fund options that have both outperformed the S&P 500 over the last two years.

SUSTAINABLE DEVELOPMENT GOALS

FOR THE LOVE OF SUSTAINABLE DEVELOPMENT GOALS

We use the United Nations' Sustainable Development Goals (SDGs) as our North Star for moving toward a more sustainable future for all. These 17 goals address global challenges — including poverty, inequality, climate change, environmental degradation, peace, and justice. We're currently working toward 14 of the 17 SDGs



1 NO POVERTY

In 2020, CoPeace launched a CF crowdfunding investment offering, democratizing the impact investing space for non-accredited investors.





6 CLEAN WATER AND SANITATION

AST is working towards the disposal of hazardous waste, which would otherwise enter the ground water and water table.





8 DECENT WORK AND ECONOMIC GROWTH

CoPeace companies operate ethically with regard to employees and supply chain. All CoPeace employees hold stock in the company.





10 REDUCED INEQUALITIES

One of CoPeace's core missions is to provide a direct investment option that is accessible to all populations and democratizes the industry.





12 RESPONSIBLE CONSUMPTION AND PRODUCTION

CoPeace operates remotely to minimize carbon footprint. Personal offices integrate solar power, low-flow toilets, and recycling programs.



14 LIFE BELOW WATER

AST is working towards the disposal of hazardous waste, which would otherwise enter the local waterways and ecosystems.

16 PEACE, JUSTICE AND STRONG INSTITUTIONS

CoPeace is an investment vehicle, which is working to democratize access to direct impact investing, regardless of asset wealth.

5 GENDER EQUALITY

Half of the CoPeace Board of Directors and over half of the Advisory Council identify as women or non-binary individuals.

7 AFFORDABLE AND CLEAN ENERGY

Uncharted Power and AST work in the cleantech industry, creating, transmitting and storing affordable, clean energy.

9 INDUSTRY, INNOVATION AND INFRASTRUCTURE

As a holding company operating in the impact space, CoPeace is expanding and empowering innovative, new ideas.

11 SUSTAINABLE CITIES AND COMMUNITIES

CoPeace holdings AST and Uncharted Power are addressing sustainable energy generation, transmission, and storage.

13 CLIMATE ACTION

One of CoPeace's immediate focus areas is the climate crisis and finding solutions in cleantech, energy, and waste management.





15 LIFE ON LAND

AST is working towards the disposal of hazardous waste, which would otherwise enter local ecosystems.





17 PARTNERSHIPS FOR THE GOALS

As a holding company, CoPeace brings together complementary holdings to work in synergistic partnership to meet goals.



2020 MILESTONES

We defied the odds — business was unusual in 2020. Fortunately, despite the unexpected challenges that the year bestowed upon us, we made significant strides toward our goals. In a year when people were forced to slow down and stay home, we discovered that many of the issues we're fighting for are also important to our audience.

207
INVESTORS

$1.95
MILLION RAISED

CROWDFUNDING CAMPAIGN

In June, we launched our crowdfunding campaign. This provided an opportunity for us to message impact investing to our followers and a broader audience via WeFunder, our crowdfunding platform. We kicked off the campaign with an opportunity to invest for as low as $360 for three shares — and 183 people took advantage of this foot-in-the-door to investing with impact.

CROWDFUNDING MILESTONES

AUG 31 — 100 INVESTORS

$200,000 RAISED — **NOV 2**

JAN 11 — 150 INVESTORS



Advanced Sustainable Technologies is a cleantech company developing a model to operate a new generation of turnkey, scalable, waste management facilities using proven plasma technologies. The current project involves the construction of a facility to remove hazardous bromine waste from the environment using plasma gasification – a process that results in sustainable energy and safe byproducts.



SLAG – a safe, clean byproduct of the plasma gasification process

COPEACE INVESTORS HELPED FUND...

A bromine hazardous waste test.

– The waste was shipped from Israel to a test facility in Washington state to confirm the plasma gasification process will work with the specific waste

– The test was successful and AST can now move forward with the construction of the plant to sustainably remove the hazardous waste from the environment

UNCHARTED POWER
POWER, REDEFINED.

Uncharted Power is an award-winning power and data infrastructure technology company with a vision of providing universal access to clean, reliable, affordable power. The Uncharted System converts one of the most underutilized assets in a city — the ground — into an industrial IoT platform and a mesh network of nano data centers. This streamlines the integration, deployment, and operations of critical infrastructure in communities — from power grids and broadband to sidewalks and water pipes.

COPEACE INVESTORS HELPED FUND...

The next steps for Uncharted Power.

– Uncharted Power announced a partnership with the historic City of Poughkeepsie in New York to build a first-of-its-kind sustainable, smart community within the city's Innovation District

...and Magic Johnson joined as a board member (for real!)



The City of Poughkeepsie



COPEACE SUBSIDIARY SERVICES

We put our problem-solving hats on in 2020. When we identified a need among businesses in the impact space, we came up with a solution to help other businesses grow, using our expertise in finance, marketing, and sport.

      

CoPeace Finance PBLLC (CoFi) provides financial consulting services to for-profit companies demonstrating positive social or environmental impact. CoFi offers a wide range of services that can be combined to meet any organization's needs. From specific projects, to large-scale analysis, or logistics, CoFi provides the necessary tools and expertise to meet clients' goals.

CoPeace Marketing PBLLC (CoMa) provides marketing services to for-profit companies demonstrating positive social or environmental impact. CoMa offers a wide range of services that can be combined to meet any organization's needs. From specific projects, to large-scale campaigns, or rebranding efforts, CoMa provides the necessary tools and expertise to meet clients' goals.

CoPeace Sport PBLLC (CoSpo) assists athletes, coaches, and sport organizations maximize their ability to positively impact society. CoSpo uses expertise in sport, media, marketing, and finance to evaluate and elevate brand value. With impact measurement and business development services, CoSpo increases brand equity and aligns personal and organizational values with sustainable impact opportunities.

LEARN MORE ABOUT COPEACE SERVICES

WHAT IS COPEACE DOING TO FIGHT CLIMATE CHANGE?

When it comes to combating climate change, we walk the walk. Some of the ways we prioritize reducing greenhouse gas emissions are...

      

We select mission-aligned holdings and support the work our holdings do to build power infrastructure and develop a new generation of waste management

We hold virtual meetings and travel only when necessary. When travel is required, mass transportation, public transportation, and electric vehicles take priority

We're committed to advocating for climate crisis solutions: in our messaging, content, and education.



PARTNERSHIPS MAKE THE WORLD GO 'ROUND

As a lean team, we maintain active partnerships and collaborations to help us amplify our message and impact. Check out some of our partnership highlights from 2020!



civic alliance — Joined the Civic Alliance panel



CU — Focus group testing with CU Boulder students



BEST FOR COLORADO — Commitment to Action



GOOD BUSINESS COLORADO — Joined community

WORLD SUSTAINABILITY FOUNDATION

We partnered with the World Sustainability Foundation to support the development of a distributed socio-economic environment, which adapts to evolving climate conditions, and selects and deploys actionable and cost-effective sustainability solutions.

Let's Talk IMPACT INVESTING

CoPeace and special guest Clark Kellogg held an informal discussion about creative, value-centered investment opportunities. The hour-long discussion explored how creativity can lead to solutions and have a positive impact on the world we live in.





NABC
NATIONAL ASSOCIATION OF BASKETBALL COACHES

CoPeace hosted a webinar, in partnership with the National Association of Basketball Coaches, to provide coaches with a high-level overview of basic financial concepts, along with perspective on the current market landscape amid COVID-19.

Signed by CoPeace

A petition to The U.S. Department of Labor, in support of using ESG measurement tools in retirement investing







Coffee with CoPeace
GROW YOUR MONEY FOR GOOD

A series of informal discussions with guest speakers, designed to spark conversation about economics, environmental, and social justice.

500 + VIEWERS

11 GUESTS



Forbes

CoPeace was quoted as a vocal advocate for requiring ESG measurements in retirement investing.



GUIDED BY OUR CORE VALUES

Equality, inclusion, and justice are not just valued at CoPeace — they are pillars supporting our mission. We're driven by our purpose, and we weigh decisions according to core value alignment.



Profits and positive impact are not mutually exclusive. The current global capitalism structure prioritizes profits over people and planet. CoPeace is offering a different option, one in which the environment and society are on equal footing with profits. As such, we believe we can help change capitalism and the world for the better.



Impact must be legitimate. There are companies and funds claiming to do "some good," or "less bad," but whose primary purpose is profit, not solving societal or environmental problems. CoPeace leans on its diverse and agile team of dedicated and talented individuals.



Everyone must have an opportunity to participate in impact investing. Currently no services exist for everyday consumers to invest in the impact space without a strong understanding of the industry, financial literacy, and personal wealth. In fact, until now you had to be an accredited investor to partake in an investment opportunity like this. CoPeace is changing that.



Radical transparency is not optional. In order to truly align with our mission, CoPeace is committed to being an "open book" for our shareholders and the general public, with respect to financial performance and impact measurement. CoPeace is committed to operating in a radically transparent and honest manner.

EXTRA! EXTRA! – COPEACE IN THE NEWS

In 2020, CoPeace partnered with media relations firm, FischTank, in an effort to improve our reach and contribute commentary as an impact investing thoughtleader

2,000,000,000+
UNIQUE MEDIA VIEWS

500,000+
SOCIAL MEDIA IMPRESSIONS





Public Benefit Corp | Certified B Corp®
GROW YOUR MONEY FOR GOOD™

contact@copeace.com